Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website and online on certain Charter social media channels.

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

Charter-TWC-BHN Transaction Update
With minimum broadband speeds of 60 Mbps and no data caps, no usage-based billing, no contracts and settlement-free interconnection, Charter is an industry leader in how to treat broadband consumers and online video distributors (OVDs) like Netflix.
New Charter will bring these pro-consumer and OVD practices to more homes without being too big.

•	New Charter would serve only 23% of subscribers receiving 25 Mbps and above.

◦	Smaller than the percentage Comcast serves today.

◦	Significantly less than the roughly 60% Comcast-TWC would have served.

◦	New Charter will serve 21% of all wireline broadband customers, which is less than Comcast and only slightly more than AT&T.
New Charter will be a better platform for OVDs.

•	Netflix supports this merger and called for its swift approval.

•	Broadband subscribership is Charter’s leading driver of growth; consumers appreciate our superior broadband when multiple family members are using data intensive applications like online video.

•	Charter views over--the--top content as complimentary to its MVPD service, allowing it to better compete against satellite and other video providers.

◦	Charter developed a state--of--the--art, cloud--based programming guide that enables OVD content to be accessed along with cable networks for a seamless viewing experience.

•	Charter’s management will bring the same incentives, perspectives and products to New Charter.
New Charter is not Comcast and claims that they would create a duopoly are baseless, as the companies have different strategies.

•	New Charter will offer fast minimum broadband of 60 Mbps, streamlined billing, no data caps, no usage-based billing, no modem fees and a generous interconnection policy.

•	New Charter does not have significant programming interests to protect and thus has no incentive to harm OVDs.

•	Charter wants to provide its video subscribers with access to OVD content, which it views as complementary.

•
Charter developed a downloadable security system with a cloud-based guide that enables us to work with any manufacturer to build cable boxes, to deploy advanced, two-way capability and search and discovery of TV content more cheaply, and to more easily partner with OVDs.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.